SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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China Distance Education Holdings Limited

Form  6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated February 27, 2013	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: February 27, 2013

Exhibit 99.1

FOR IMMEDIATE RELEASE

China Distance Education Holdings Limited Reports Financial Results

for the First Quarter of Fiscal 2013

1Q13 Net Revenue Up 31.3% to $13.0 Million

1Q13 Net Income Up to $1.5 Million

BEIJING, China, February 27, 2013 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced financial results for the first quarter of fiscal 2013 ended December 31, 2012.

First Quarter Fiscal 2013 Financial Highlights

•	Total course enrollments reached 898,000, an increase of 8.4% from the first quarter of fiscal 2012.

•	Net Revenue increased by 31.3% to $13.0 million from $9.9 million in the prior year period, exceeding the top-end of the guidance range.

•	Gross profit from continuing operations increased by 30.6% to $6.9 million from $5.3 million in the prior year period. Gross margin was stable at 53.0%, compared to 53.3% in the prior year period.

•	Operating income from continuing operations increased 615.5% to $1.7 million from $232 thousand in the prior year period.

•	Net income was $1.5 million, compared to $367 thousand in the prior year period, an increase of 302.2%.

•	Basic and diluted net income per American Depositary Share (“ADS”) was $0.044, compared to $0.011 for the first quarter of fiscal 2012. Each ADS represents four ordinary shares.

“We are very pleased to report another strong quarter highlighted by continuingly robust growth in net revenue, income and non-APQE course enrollments,” stated Mr. Zhengdong Zhu, Chairman and CEO of CDEL. “Our high-quality course offerings and innovative learning systems keep attracting new and returning students and generate continuing revenue growth. Such performance reflects the enduring market response to our high quality courses and services as well as the outstanding user experience offered by our online learning platform, including our mobile learning system.”

“Along with our strong revenue growth experienced in the first quarter, we also expect delayed APQE exams this year to push a disproportional amount of our revenue and income from second fiscal quarter to the third and fourth fiscal quarters of fiscal 2013. Nevertheless, we expect to see robust enrollments and revenue growth on a yearly basis as we stay focused on further penetrating the market in our core segments that encompass accounting, health care and construction engineering test-preparation, career development and continuous education courses. We also plan to simultaneously expand into the much larger general online education market through our open-platform strategy.”

Ms. Ping Wei, Chief Financial Officer of CDEL, added, “Growth very much characterized the first quarter of fiscal 2013, with net revenue increasing by 31.3% to $13.0 million and net income surging three times to $1.5 million as we continued leveraging on our highly scalable online learning platform. We remain confident in the outlook for market demand and our ability to meet that demand. Coupled with prudent cost and expense controls, we are very confident that while we expect lower revenue growth for next fiscal quarter due to the delayed timing of APQE enrollments, our top and bottom line for fiscal 2013 is expected to maintain the growth momentum we have experienced since fiscal 2012.”

First Quarter Fiscal 2013 Financial Results

Net Revenue. Total net revenue from continuing operations for the first quarter of fiscal 2013 was $13.0 million, representing a year-over-year increase of 31.3% from $9.9 million in the first quarter of fiscal 2012. Net revenue from online education services, books and reference materials, and other sources contributed to 82.9%, 5.9% and 11.2% of total net revenue, respectively.

Net revenue from online education services was $10.8 million, an increase of 39.2% from $7.7 million in the prior year period. The increase mainly resulted from higher revenue in the Company’s accounting test preparation courses, healthcare and construction engineering courses, and the recognition of delayed APQE and CPA courses revenue relating to the delayed exams in 2012. Such increase was partially offset by a decrease in revenue of the Company’s accounting continuing education courses due to the reduced pricing as the Company aggressively expands the market.

Net revenue from books and reference materials for the first quarter of fiscal 2013 was $761 thousand, a decrease of 20.5% from $957 thousand in the first quarter of fiscal 2012.

Net revenue from other sources for the first quarter of fiscal 2013 was $1.5 million, an increase of 21.4% from $1.2 million in the prior year period. The increase was mainly a result of increased revenue in offline business start-up training courses provided by Zhengbao Yucai and other offline supplementary training courses.

Cost of Sales. Cost of sales from continuing operations for the first quarter of fiscal 2013 was $6.1 million, representing an increase of 32.1% from $4.6 million for the first quarter of fiscal 2012. The increase in cost of sales was mainly due to increased salaries and related expenses, lecturer fees, and expenses incurred by the Company’s offline business start-up training courses and other supplementary training courses. Such increase was partially offset by a decrease in cost of book and reference materials.

Gross Profit. Gross profit from continuing operations for the first quarter of fiscal 2013 was $6.9 million, an increase of 30.6% from $5.3 million in the prior year period. Gross margin was stable at 53.0%, compared to 53.3% in the first quarter of fiscal 2012.

Operating expenses. Total operating expenses from continuing operations for the first quarter of fiscal 2013 were $5.2 million, a 3.7% increase from $5.0 million in the prior year period.

Selling expenses from continuing operations amounted to $2.8 million for the first quarter of fiscal 2013, a slight decrease of 3.1% from $2.9 million in the prior year period, primarily as a result of decreases in advertising and promotional activities, and commission to the Company’s distributors. Such decrease was partially offset by an increase in salaries and related expenses.

General and administrative expenses from continuing operations were $2.5 million in the first quarter of fiscal 2013, an increase of 12.7% from $2.2 million in the prior year period, primarily due to increases in salaries and related expenses, professional fees, and share-based compensation expenses.

Income Tax Expense. Income tax expenses for the first quarter of fiscal 2013 were $416 thousand, compared to $86 thousand in the prior year period. The increase in income tax expenses was primarily due to the increase of taxable income.

Net Income from continuing operations. Net income from continuing operations was $1.5 million for the first quarter of fiscal 2013, compared to $373 thousand in the prior year period.

Net Income. Net income was $1.5 million for the first quarter of fiscal 2013, compared to $367 thousand in the prior year period. Net income margin was 11.4%, compared to 3.7% in the prior year period.

Operating Cash Flow. Net operating cash inflow was $5.3 million for the first quarter of fiscal 2013, compared to $5.0 million in the prior year period. The inflow was primarily the result of net income before non-cash items generated in the quarter, increase in accrued expenses and other liabilities, and deferred revenue. Such inflow was partially offset by the increase in prepayment and other current assets, other non-current assets, and the decrease in income tax payable and refundable fees.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of December 31, 2012 amounted to $46.2 million as compared to $57.7 million as of September 30, 2012 primarily due to a dividend payment of $16.1 million and capital expenditures of $1.1 million, partially offset by $5.3 million of cash flow generated from operating activities in the quarter.

Outlook

For the 2013 fiscal year, the Company estimates total net revenue from continuing operations in the range of $63.5-$66.5 million, representing year-over-year growth of approximately 21.2%-27.6%.

For the second quarter of fiscal 2013, after taking into account the impact of the delayed APQE exams this year, the Company estimates total net revenue from continuing operations in the range of $12.9-$13.5 million, representing year-over-year growth of approximately 5%-10%. Excluding APQE revenue contributions of $3.4 million in 2Q12 and an estimated $1.9 million for 2Q13, estimated revenue other than APQE is expected to grow 24%-30% for 2Q13.

These forecasts reflect the Company’s current and preliminary view, which are subject to change.

Conference Call

The Company will host a conference call at 8:00 a.m. Eastern Time on February 27, 2013 to discuss its first quarter fiscal 2013 financial results and recent development. The conference call may be accessed by calling 1-866-519-4004 (US), 800-819-0121 (China Landline), 400-620-8038 (China Mobile), 800-930-346 (Hong Kong), or 0-808-234-6646 (UK). The pass code is CDEL or DL.

A telephone replay will be available shortly after the call until March 7, 2013 at 1-855-452-5696 (US), 800-870-0205 (China Landline), 400-120-0932 (China Mobile), 800-963-117 (Hong Kong), or 0-808-234-0072 (UK). The Pass code is 97213474.

A live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The online courses offered by the Company are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses and offline business start-up training courses. For further information please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the fiscal year 2013, the second quarter of the fiscal year 2013 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (including the Company’s open-platform strategy), contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our online and offline courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our online and offline courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Contacts:

China Distance Education Holdings Limited Lingling Kong, IR manager Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	Investor Relations: Bill Zima ICR Inc. Tel: +1 646-328-2550

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2012	December 31, 2012
	(Audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	49,723	38,160
Term deposit	7,956	8,024
Restricted cash	6	6
Accounts receivable, net of allowance for doubtful accounts of US$2,092 and US$2,105 as of September 30, 2012 and December 31, 2012, respectively	4,081	3,925
Inventories	658	499
Prepayment and other current assets	3,573	4,708
Deferred tax assets, current portion	1,856	1,895
Deferred cost	1,795	1,615

Total current assets	69,648	58,832

Non-current assets:
Property, plant and equipment, net	9,676	10,346
Goodwill	7,511	7,575
Other intangible assets, net	1,929	1,797
Deposit for purchase of non-current assets	131	301
Other non-current assets	1,091	1,404

Total non-current assets	20,338	21,423

Total assets	89,986	80,255

Liabilities and equity:
Current liabilities:
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$8,789 and US$9,738 as of September 30, 2012 and December 31, 2012, respectively)	9,636	10,565
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,319 and US$2,055 as of September 30, 2012 and December 31, 2012, respectively)	2,627	2,348
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$9,408 and US$12,925 as of September 30, 2012 and December 31, 2012, respectively)	9,450	12,993
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,524 and US$3,270 as of September 30, 2012 and December 31, 2012, respectively)	3,524	3,270

Total current liabilities	25,237	29,176

Non-current liabilities:
Deferred tax liabilities, non-current portion (including non-current portion of deferred tax liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of nil and nil as of September 30, 2012 and December 31, 2012, respectively)	132	252

Total non-current liabilities	132	252

Total liabilities	25,369	29,428

Equity:
Ordinary shares (par value of US$0.0001 per share at September 30, 2012 and December 31 2012, respectively; Authorized – 480,000,000 shares at September 30, 2012 and December 31, 2012; Issued and outstanding – 134,386,849 and 135,432,521 shares at September 30, 2012 and December 31 2012, respectively)	13	14
Additional paid-in capital	61,777	46,067
Accumulated other comprehensive income	4,922	5,365
Cumulative deficits	(2,095)	(619)

Total China Distance Education Holdings Limited shareholders’ equity	64,617	50,827

Total equity	64,617	50,827

Total liabilities and equity	89,986	80,255

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended December 31,
	2011	2012

Sales, net of business tax, value-added tax and related surcharges:
Online education services	7,741	10,779
Books and reference materials	957	761
Others	1,205	1,463

Total net revenues	9,903	13,003

Cost of sales
Cost of services	(4,056)	(5,604)
Cost of tangible goods sold	(571)	(509)

Total cost of sales	(4,627)	(6,113)

Gross profit	5,276	6,890

Operating expenses
Selling expenses	(2,869)	(2,779)
General and administrative expenses	(2,177)	(2,454)

Total operating expenses	(5,046)	(5,233)
Other operating income	2	3

Operating income	232	1,660

Interest income	244	253
Exchange loss	(17)	(21)

Income before income taxes	459	1,892
Less: Income tax expense	(86)	(416)

Net income from continuing operations attributable to China Distance Education Holdings Limited	373	1,476

Net loss from discontinued operations attributable to China Distance Education Holdings Limited, net of tax	(6)	—

Net income attributable to China Distance Education Holdings Limited	367	1,476

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	0.003	0.011
Basic from discontinued operations	0.000	0.000

Basic	0.003	0.011

Diluted from continuing operations	0.003	0.011
Diluted from discontinued operations	0.000	0.000

Diluted	0.003	0.011

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	0.011	0.044
Basic from discontinued operations	0.000	0.000

Basic	0.011	0.044

Diluted from continuing operations	0.011	0.044
Diluted from discontinued operations	0.000	0.000

Diluted	0.011	0.044

Weighted average shares used in calculating net income per share:
Basic	130,075,371	134,754,567
Diluted	130,089,977	135,496,638